Exhibit 99.2

NICE Provides Denver Regional Transportation District with Mobile
Video Recording and Investigation Solution for Bus Fleet

The mobile solution automates the recording and offloading of video from the buses, improving investigation efficiency and integrated security management

Ra’anana, Israel, April 2, 2014 – NICE Systems (NASDAQ: NICE) today announced that it is providing the Denver Regional Transportation District (RTD) with an innovative mobile video recording and investigation solution for its new bus fleet. The mobile solution, which leverages the NiceVision IP video management software and NICE Inform, will significantly enhance RTD’s investigative efficiency by automatically offloading these video recordings and integrating them with various other video and audio sources to create a unified event timeline.

RTD already uses multiple solutions from NICE to capture its transit police and bus radio communications and to record fixed video at various bus and light rail stations. With its deployment of the new NICE solution, RTD will now extend its use of NICE IP video management into a mobile environment.

“We’ve used NiceVision for well over a decade to help secure our Park-n-Ride facilities as well as our light rail and bus transfer stations,” said Bob Grado, RTD Transit Police Commander and Manager of Integrated Security Operations for the Denver Regional Transportation District. “NICE has developed a solution that will now enable us to leverage the proven NiceVision IP video software on our buses while adding new capabilities to help us streamline thousands of annual investigations. I’m confident this solution is going to significantly improve our investigative capabilities and efficiency.”

The solution enables automatic and immediate secure download of video recorded on any RTD bus upon arrival at a bus depot. This is a significant improvement over RTD’s previous process which involved manually retrieving video from hard disks or DVRs. Requested video is also automatically uploaded into a case management file in NICE Inform where it can be combined with voice recordings and video from fixed surveillance video cameras to create a seamless incident timeline. Reports can be appended as well. Among the solution’s benefits are: significantly improved efficiency, collaboration, video quality, and data security; and the ability to combine multiple sources of video/audio for more thorough investigations.

“We are pleased to help RTD meet its security needs with an innovative video recording and investigation solution. This reinforces the success of our past implementations and strengthens our ongoing relationship with RTD,” said Yaron Tchwella, President of the NICE Security Group. “This new initiative also illustrates the types of benefits that mass transportation agencies can achieve by deploying the NICE integrated security solutions portfolio across their transit systems.”

In the initial phase of deployment, RTD is equipping 52 buses with the NICE software solution. The NICE software will run on Panasonic Corporation of North America’s Transit Solutions hardware consisting of specialty cameras and a mobile recording platform specially designed to withstand the vibration and weather extremes of the transit environment. Rail Services Corp (RSC) is the integrator on the project.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About Denver RTD
Founded in 1969 by the Colorado General Assembly, the Regional Transportation District provides a dynamic public transit system across the greater metro area. Its service district spans 2,348 square miles and serves a population of 2.8 million in eight counties: Adams, Arapahoe, Boulder, Broomfield, Denver, Douglas, Jefferson, and Weld. In 2011, RTD provided service for more than 98 million passenger trips, including 61 million on bus, 21 million on light rail, and more than 13 million on Call-n-Ride, Access-a-Ride, and special event service. www.rtd-denver.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.